SCHEDULE 13D/A

NAME OF ISSUER:  METRA BIOSYSTEMS
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    59114210

NAME, ADDRESS AND TELEPHONE NO:  GEORGE W. DUNBAR, JR., 265 NORTH WHISMAN
ROAD, MOUNTAIN VIEW, CA  94043   PH: 415-903-9100

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  6/09/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
    THOMAS S.  MITCHELL

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items 2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - Thomas S. Mitchell-U.S. Citizen

7.   Sole Voting Power - Thomas S. Mitchell- 240,000

8.   Shared Voting Power -

9.   Sole Dispositive Power - Thomas S. Mitchell - 240,000

10.  Shared Dispositive Power
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   240,000
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.  Percent of Class Represented by Amount in Row (11)  1.90%

14.  Type of Reporting Person
  Thomas S. Mitchell - IN
CUSIP NO: 59114210
SCHEDULE 13D
ITEM #1-  METRA BIOSYSTEMS
ITEM #2-a-   THOMAS S. MITCHELL
           b-  101 Victor Herbert Road
              POB 31
              Lake Placid, NY  12946
        C-   Investment Advisor
        D-   During the last five years, Thomas S. Mitchell has not been convicted in a criminal proceeding .
        E-   During the last five years, Thomas S. Mitchell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        F-   U.S.A.

ITEM #3-  Cash in personal accounts
ITEM #4-   For Investment Purposes only.
ITEM #5a-  240,000 / 12,650,000 = 1.90%
         b-Thomas S. Mitchell-sole dispositive power and sole voting power c- 32,000-shares purchased between 5/1/98 and 6/30/98 through
             NASDAQ and in negotiated transactions at prices from $2.25 - $2.30 per share.
         d-not applicable
            e-not applicable
ITEM #6- not applicable
ITEM #7-not applicable
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  July 22, 1998

  Signature:  Thomas S. Mitchell